UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Alon Blue Square Israel Ltd. (OTC: BSIRY) (the "Company") announced today that at the special meeting of shareholders of the Company held on Monday, July 18, 2016, the following resolution was approved by the shareholders, by the requisite majority:

To approve the proposed debt reorganization and arrangement, between the Company and its financial creditors, and to approve the execution of all related actions, including to approve that at the closing date all of the shares in the Company and all rights of any kind, directly or indirectly (including options) to receive or be issued shares of the Company, will be transferred to the Purchaser from their owners and/or by their holders (including from any registration company or any entity or person holding the shares and/or rights to shares), and the Purchaser on closing will pay the shareholders who are not a controlling shareholder a final absolute consideration in an aggregate amount of NIS 2 million for their shares in the Company (approximately NIS 0.11 per share) (or approximately $0.284 per ADS based on the representative rate of exchange as of July 5, 2016)), as described in the proxy statement issued by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

July 19, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv.
General Counsel and Corporate Secretary